Exhibit (a)(43)
Telefónica, S.A. Successfully Completes Tender Offers for Shares and ADSs of Compañía de
Telecomunicaciones de Chile S.A.
Madrid, Spain, November 3, 2008 – Telefónica, S.A. (“Telefónica”), the international telecommunications group, today announced it successfully completed its tender offers for the outstanding Series A and Series B Shares of common stock and American Depositary Shares (“ADSs”) of Chilean telecommunications provider Compañía de Telecomunicaciones de Chile S.A. (the “Company”) not already owned by Telefónica and its affiliates.
The tender offers were made through Telefónica’s indirectly wholly owned subsidiary, Inversiones Telefónica Internacional Holding Limitada (“Purchaser,” and together with Telefónica, the “Bidders”). The Bidders made a tender offer in Chile for Shares of the Company and a concurrent tender offer in the United States for Shares held by U.S. holders and for ADSs.  Each ADS represents four Series A Shares of the Company.  The Chilean and U.S. offers, each of which commenced on September 17, 2008, expired at 11:00 p.m., New York City Time, on October 30, 2008 and at 12:00 midnight, New York City Time, on October 31, 2008, respectively.
Based on preliminary information, a total of 344,838,735 Shares have been tendered pursuant to the tender offer in Chile and a total of 37,875,741 ADSs (including 203,152 ADSs subject to guarantees of delivery) have been tendered pursuant to the tender offer in the United States, which, together with the Shares tendered pursuant to the tender offer in Chile, represent an aggregate of 496,341,699 Shares.
All Shares and ADSs tendered in the tender offers will be accepted for payment on November 4, 2008, pursuant to Chilean practice.
Prior to the completion of the tender offers, Telefónica and its affiliates owned 44.9% (429,733,011 of the outstanding Shares of the Company), directly or in the form of ADSs. Upon purchase of the Shares and ADSs (including ADSs subject to guarantees of delivery) pursuant to the tender offers, Telefónica and its affiliates’ ownership in the Company will increase to 926,074,710 Shares (including those represented by ADSs) or approximately 96.75% of the total outstanding Shares, which will leave 31,082,375 Shares (including those represented by 2,996,139 ADSs) held by parties other than Telefónica and its affiliates.
A Schedule TO/13E-3 and a Schedule 14d-9, each as amended, have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available on the SEC website (www.sec.gov). Shareholders are encouraged to read these documents for important and more detailed information regarding the U.S. Offer.